July 23, 2019

Patrick Harkleroad
Chief Financial Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

       Re: Chanticleer Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished May 15, 2019
           File No. 001-35570

Dear Mr. Harkleroad:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure